K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

December 8, 2016

VIA EDGAR

Ms. Alison T. White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NuShares ETF Trust

File Nos. 333-212032 and 811-23161

Dear Ms. White:

On behalf of our client, NuShares ETF Trust (the “Trust”), we are responding to Staff comments we received over the phone on November 4, 2016, regarding the Trust’s Post-Effective Amendment No. 1, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 19, 2016, for the purpose of registering shares of the NuShares Short-Term REIT ETF (the “Fund”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please update the Edgar class and series identifiers with the appropriate ticker when available.

Response: The requested change has been made.

2.	Comment: Please provide a copy of the Fund’s index methodology prior to the filing’s effective date.

Response: We provided a copy of the index methodology related to the Fund’s underlying index to the SEC staff via e-mail on December 1, 2016.

3.	Comment: Please disclose the frequency with which the Fund will be rebalanced.

Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

December 8, 2016

Response: The Fund will rebalance quarterly. The requested change has been made.

4.	Comment: The Staff notes that as of June 30, 2016, the Index is comprised of 34 REITs. If the Trust has already selected an Index for the Fund, please explain why you have not provided the Index’s name and other information.

Response: At the time Post-Effective Amendment No. 1 was filed with the SEC, the Adviser was still discussing the terms of a licensing agreement with S&P Dow Jones Indices, and absent that agreement the Trust was not yet authorized to use the name of the underlying index in the filing. The licensing agreement has since been completed, and the name of the Index and information regarding its sponsor will be included in the Fund’s final prospectus and SAI.

5.	Comment: The Staff notes that the Fund’s principal investment strategy refers twice to an 80% test to invest in Index components. Please consider removing one of the duplicative references.

Response: The requested change has been made.

6.	Comment: Given that the Fund includes “Short-Term REIT” in its name, please disclose the average lease duration for the REITs.

Response: REITs do not generally disclose their average lease durations so we are unable to disclose the average lease duration for the REITs in which the Fund invests. Instead, the Trust has taken a common sense approach in which it includes REITs that own property types that are commonly known within the industry to utilize short-term leasing arrangements. For example, apartments are typically leased to renters for one-year contracts, self-storage units are typically lease for terms that are shorter than one year, and hotels effectively have nightly leases. The Fund excludes REITs that own property types that are commonly known within the industry to utilize long-term leases such as commercial office or commercial retail spaces.

7.	Comment: The Staff notes that the Fund’s principal investment strategy refers to the Fund’s ability to “invest up to 20% of its assets in securities and other instruments not included in the Index (including derivatives, other investment companies, including other exchange-traded funds (“ETFs”), and cash and cash equivalents) which the Fund’s sub-adviser believes will help the Fund track the Index.” If these investments are principal investment strategies of the Fund, please include the corresponding principal risk disclosure for these investments.

Response: The Fund’s ability to invest up to 20% of its assets in securities and other instruments not included in the Index is a non-principal investment strategy of the Fund, and the sentence referenced above has been moved to the back half of the Prospectus under “Additional Detail About the Fund’s Strategy, Holdings and Risks — Portfolio Holdings.” Accordingly, we have not included corresponding risk descriptions as principal risks of the Fund.

8.	Comment: The Staff notes that the “Fund will concentrate its investments to approximately the same extent as the Index.” Please disclose if the Index was concentrated as of the date of the Prospectus.

Response: Please see our response to Comment 9.

December 8, 2016

9.	Comment: Given that the Fund invests “at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in REITs,” is it possible that the Fund could hold 25% of its total assets in a particular industry other than real estate? Please advise or revise.

Response: Given the Fund’s 80% policies to invest in REITs and Index components, we agree that it is extremely unlikely that the Fund would ever concentrate in any industry other than the real estate industry. Accordingly, we have replaced the final sentence of the Fund’s principal investment strategy with the following:

The Index concentrates (i.e., holds 25% or more of its total assets) in the securities of the real estate industry, and the Fund will concentrate its investments to approximately the same extent as the Index.

10.	Comment: Please advise whether the securities underlying the Fund are traded outside of the collateralized settlement system. If so, the Staff may have further comments.

Response: The Trust confirms that the Fund’s investments will not be traded outside of a collateralized settlement system.

11.	Comment: Please disclose that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that an adverse effect on the liquidity of the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The requested change has been made. We have added the following language to the “Market Trading Risks” description under the “Principal Risks” sub-section in “Section 2: Additional Detail About the Fund’s Strategy, Holdings and Risk”:

In times of market stress, the Fund’s underlying portfolio holdings may become less liquid, which in turn may affect the liquidity of the Fund’s shares and/or lead to more significant differences between the Fund’s market price and its NAV.

12.	Comment: Please disclose how derivatives will be valued for purposes of the Fund’s 80% policy.

Response: For purposes of the Fund’s 80% Name Rule policy to invest in REITs, eligible derivatives will be valued at “fair value or market value instead of notional value.” Disclosure to this effect has been added to the “Investment Objective and Principal Investment Strategies” sub-section in “Section 2: Additional Detail About the Fund’s Strategy, Holdings and Risk.”

13.	Comment: The Staff notes that, in the “Derivatives” description under the “Non-Principal Strategies” section, the “Fund may use derivatives for a variety of reasons to help the Fund track the Enhanced Index, including … to manage the effective duration of the Fund’s portfolio.” Is “effective duration” applicable to a REIT Fund? Or should this refer to the “effective lease duration”? Please advise or revise.

December 8, 2016

Response: The reference to “effective duration” is not applicable to the Fund and has been deleted.

14.	Comment: Please clarify whether investing in derivatives is a principal investment strategy of the Fund or not.

Response: Please see our response to Comment 7.

15.	Comment: Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IOPV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.

Response: The current description of IOPV under “Share Trading Prices” states that “The IOPV does not necessarily reflect the precise composition of the current portfolio of securities held by the Fund at a particular point in time or the best valuation of the current portfolio.” The Trust believes that this indicates clearly the limitations of the IOPV’s worth as an indicator of current market value of ETF shares. Further, the Trust does not consider this a principal risk of the Fund.

SAI

16.	Comment: Under the “Sub-Adviser” description in the “Service Providers” section, please disclose the rate of the Sub-Adviser’s fee.

Response: Item 19(a) of Form N-1A specifically requires fee disclosure for affiliated investment advisers to be aggregated. Because the rate of the Adviser’s fee is disclosed and the Sub-Adviser is an affiliate of the Adviser, the Registrant believes the current disclosure complies with the requirements of Form N-1A; however, per the Staff’s request, the Registrant has disclosed the rate of the Sub-Adviser’s fee separately from that of the Adviser.

17.	Comment: Under the “Structure of Compensation for the Portfolio Managers” description in the “Service Providers—Portfolio Managers” section, please explain what is a “cliff-vesting cycle” and define all capitalize terms not otherwise defined, including “Active Risk” and “Information Ratio.” Please also clarify what is meant by a “portfolio manager’s mandate.” In addition, disclose the benchmarks for the portfolio managers’ bonuses.

Response: We have replaced the above-referenced section of the SAI with the following:

The Fund’s portfolio managers are compensated through a combination of base salary, annual performance awards, and long-term compensation awards. The variable component of a portfolio manager’s compensation consists of (1) a current year cash bonus and (2) a long-term performance award, which vests three years after receipt. The variable component is calculated based upon the ability of the portfolio managers to track the performance of the Index as well as manager/peer reviews. Fifty percent (50%) of the long-term award is based on the Fund’s performance during the 3-year vesting period and the remainder of the long-term award is based on the performance of the TIAA organization as a whole.

December 8, 2016

Once total compensation is calculated, it is then compared to the compensation data obtained from surveys that include comparable investment firms. It should be noted that the total compensation can be increased or decreased based on the performance of the equity group as a unit and the relative success of the TIAA organization in achieving its financial and operational objectives.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely, /s/ K. Michael Carlton
K. Michael Carlton cc: W. John McGuire, Esq.